FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

October 7, 2005

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on September 29, 2005.

Luxottica Group ups outlook for FY 2005, net income now expected to improve between 16 and 18 percent

Strength seen in the Group’s business in all regions and across both retail and wholesale

MILAN, Italy, September 29, 2005 - Luxottica Group S.p.A. (NYSE: Lux; MTA:LUX), worldwide leader in the eyewear sector, today announced that it now expects to post earnings per share (EPS) for fiscal year 2005 of between € 0.74 and € 0.75, up from the previously announced EPS of between € 0.68 and € 0.70. This would reflect an expected improvement in net income over the previous year of between 16 percent and 18 percent.

Andrea Guerra, chief executive officer of Luxottica Group, commented: “With one full year of Cole National integration behind us and thanks to the improvements in profitability seen in our retail business in Asia Pacific, today we are comfortable raising our estimates for the current year.”

“After a strong first half of the year - both at the retail and wholesale level - we now look forward to a very positive final stretch. While remaining fully focused on execution in the short term, our teams around the world are already at work for a 2006 during which we expect to reap additional benefits, especially in terms of profitability, from the good work and many initiatives carried out this year.”

The improved forecast is now based on a € 1 = US$ 1.26 average exchange rate for the full year. In U.S. Dollars, Luxottica Group currently expects to post EPS per ADS (EPADS) for fiscal year 2005 of between US$ 0.93 and US$ 0.94.

Luxottica Group also announced that, in accordance with Italian Law, at a meeting held today its Board of Directors approved the Consolidated Financial Statements for the six-month period ended June 30, 2005, based for the first time on International Financial Reporting Standards (IFRS). The introduction of the IFRS did not result in any material differences with the results for the same period based on U.S. GAAP. The Group has already reported U.S. GAAP results for the six-month period on July 27, 2005, with net sales up by 38.1 percent to € 2,183 million; operating income up by 16.6 percent to € 302 million; and, net income up by 11.5 percent to € 167 million. Luxottica Group’s financial communication is made in accordance with U.S. GAAP.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with nearly 5,500 optical and sun retail stores mainly in North America and Asia-Pacific and a well-balanced portfolio that comprises leading premium house and licensed brands, including Ray-Ban, the best selling sun and prescription eyewear brand in the world. Among others, the Group’s brand portfolio includes house brands Vogue, Persol, Arnette and REVO and license brands Bvlgari, Chanel, Donna Karan, Prada and Versace. Luxottica Group’s global wholesale network touches 120 countries, with a direct presence in the key 28 eyewear markets worldwide. The Group’s products are designed and manufactured at its six Italy-based high-quality manufacturing plants and at the only China-based plant wholly-owned by a premium eyewear manufacturer. For fiscal year 2004, Luxottica Group posted consolidated net sales and net income of € 3.2 billion and € 286.9 million, respectively. Luxottica Group’s 2004 annual report is available online at http://annual-report-2004.luxottica.com.

Additional information on the Group is available at http://www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, the ability to effectively integrate recently acquired businesses, including Cole National, risks that expected synergies from the acquisition of Cole National will not be realized as planned and that the combination of Luxottica Group’s managed vision care business with Cole National will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

Contacts

Luxottica Group S.p.A.

Luca Biondolillo, Head of Communications

Email: LucaBiondolillo@Luxottica.com

Alessandra Senici, Manager, Investor Relations

Email : AlessandraSenici@Luxottica.com

Tel.: +39 (02) 8633-4062

Set forth below is the text of a press release issued on October 4, 2005.

Luxottica to Acquire Leading Premium Optical Chain in Guangdong, China

Group Significantly Strengthens Position as Leading Premium Retailer in China With Nearly 280 Stores

MILAN, Italy, October 4, 2005 - Luxottica Group S.p.A. (NYSE LUX; MTA: LUX), today announced that it will acquire Ming Long Optical, the largest premium optical chain in the province of Guangdong, China. As a result, the Group becomes the leading operator of premium optical stores in China, with a total of 278 locations in two of the top three premium optical markets in Mainland China - Beijing and the Guangdong province - as well as in Hong Kong, the most important market in Asia for luxury goods.

Leonardo Del Vecchio, chairman of Luxottica Group, commented: “In our view, China is the next big market for fashion and premium eyewear, hence our desire to quickly build critical mass to be the leaders from the onset.”

“Today’s acquisition firmly establishes our Group’s leadership position in the premium segment in that market, nicely complementing the strength of our portfolio - especially in premium and fashion brands - and our Group’s long-term experience in premium optical and sun retail in some of the world’s most important eyewear markets. Next, our team on the ground will focus on consolidating our presence while creating the best premium optical retail model for the Chinese market.”

Luxottica Group will acquire 100 percent of the equity interest in Ming Long Group for a purchase price of RMB 290 million (approx. Euro 29 million). Ming Long Optical is expected to post sales for fiscal year 2005 of approx. RMB 115 million (approx. Euro 12 million).

Ming Long Optical brings to the Group 133 stores mainly in the Guangdong province. Luxottica Group recently announced the acquisition of Xueliang Optical in Beijing, now with 77 stores, it also already operates 68 stores in Hong Kong.

As customary, completion of the transaction remains subject to approval by the relevant Chinese governmental authorities. Luxottica Group currently anticipates receiving such approvals by Spring 2006.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with nearly 5,500 optical and sun retail stores mainly in North America and Asia-Pacific and a well-balanced portfolio that comprises leading premium house and licensed brands, including Ray-Ban, the best selling sun and prescription eyewear brand in the world. Among others, the Group’s brand portfolio includes house brands Vogue, Persol, Arnette and REVO and license brands Bvlgari, Chanel, Dolce & Gabbana, Donna Karan, Prada and Versace. Luxottica Group’s global wholesale network touches 120 countries, with a direct presence in the key 28 eyewear markets worldwide. The Group’s products are designed and manufactured at its six Italy-based high-quality manufacturing plants and at the only China-based plant wholly-owned by a premium eyewear manufacturer. For fiscal year 2004, Luxottica Group posted consolidated net sales and net income of € 3.2 billion and € 286.9 million, respectively. Luxottica Group’s 2004 annual report is available online at
http://annual-report-2004.luxottica.com. Additional information on the Group is available at http://www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those, which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, the ability to effectively integrate recently acquired businesses, including Cole National, risks that expected synergies from the acquisition of Cole National will not be realized as planned and that the combination of Luxottica Group’s managed vision care business with Cole National will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ Enrico Cavatorta
DATE: October 7, 2005	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER